ECONOMIC SUMMARY ASSUMPTIONS

Phase 2 – Aquinas-Polak No.1 Well Completion: "CF0006, LLC"	
Category	High Quality Probable[1]
Investment (actual raise amount)	$298,000
Investor Working Interest - BPO (Before Payout)	26.00%
Investor Working Interest - APO (After Payout)	19.30%
Lease NRI	75%
Producing Days	350 / year
Initial Production	66 bopd
Texas Severance Tax Rate	4.60%
Operating Expense	$3,500 / mo.
Breakeven Oil Price	$15.50 / barrel
Projected Lifespan	20+ years
Cost of (1) Member Unit	$1,000

ECONOMIC ANALYSIS OF (1) UNIT

The following three scenarios offer a rough guide to understanding the return an investor might receive on a $2,000 investment. Note that each well has unique return characteristics, depending on its level of production and the prevailing market price for oil. Projected returns on based on the successful drill, test and completion of a single well.

	EXPECTED PRODUCTION[2] @ "WTI 12 Mo. STRIP" PRICE[3]	EXPECTED PRODUCTION @ "BREAKEVEN" OIL PRICE[4]	DRY HOLE[5]
Net Income	$4,850	$2,000	$0
(ROI) Return on Investment	2.4 : 1	1 : 1	-
(IRR) Internal Rate of Return	41%	0%	-`100%
Payback in Months	25 Mos	230 Mos	N/A

[1] Aquinas-Polak No. 1 Project Well is categorized as a High Quality Probable Location, According to the Society of Petroleum Engineers (SPE), American Association of Petroleum Geologists (AAPG), World Petroleum Council (WPC), Society of Petroleum Evaluation Engineers (SPEE), and Society of Exploration Geophysicists (SEG), resources categorized as "High- Quality Probable" are assigned a 50-90% confidence level that the well will produce at least as much as projected, assuming the well is successfully drilled, tested, and completed.

[2] EXPECTED PRODUCTION: Represents the expected production, expressed in [barrels of oil] and or [cubic feet] of natural gas, based on the Project Sponsor's analysis of the Aquinas-Polak No. 1 Well and employs some, or all, of the following: seismic analysis, historical production data, decline curve and reservoir analysis. Actual production of Aquinas-Polak No. 1 Well may vary widely from expected production as stated by Project Sponsor. DRILLING OIL WELLS IS INHERENTLY RISKY. INVESTORS MAY LOSE THEIR ENTIRE INVESTMENT IN THE EVENT OF A DRY HOLE.

[3] WTI 12 Month Strip Price - Project Sponsor's economic analysis was performed using WTI (West Texas Intermediate) crude pricing based publication of WTI futures contracts for the twelve months. The NYMEX is the primary exchange in the UTS. for trading WTI crude oil futures contracts. WTI strip pricing is the average of the daily settlement prices of the next 12 months' oil futures contracts.

[4] Break Even Price - Represents Project Sponsor's (1) production forecast, (2) operating cost estimate, and (3) capital investment by the investor plus all burdens, fees, and frontend loads, resulting in a breakeven price of $15.50 barrel.

[5] Dry Hole refers to a scenario where there is a total loss of the well due to mechanical or environmental issues necessitating the well to be plugged and abandoned and/or well does not contain commercially viable quantities of hydrocarbons.

Investors should evaluate the proposed project after considering the foregoing economic variables and the RISK FACTORS associated with the project, including but not limited to: (a) the risk of a dry hole, (b) risk that the production from a successful well is less than estimated (c) risk that the price of oil is below breakeven price.